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EXHIBIT 99.1

DESCRIPTION OF OUR OPERATING RESORTS

        The following information describes each of our operating resorts, including their key amenities, features and awards.

    CityCenter

        We are a 50% partner in CityCenter with Infinity World Development Corporation, a wholly owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity. We manage the operations of CityCenter for a fee. CityCenter is a mixed-use development on the Las Vegas Strip located between the Bellagio and Monte Carlo resorts, both owned by us. CityCenter consists of the following components:

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  Aria Resort & Casino, a 4,004-room casino resort featuring an approximately 150,000 square-foot casino, an approximately 1,800-seat showroom which is home to Viva ELVISTM, a Cirque du Soleil production celebrating the legacy of Elvis Presley, approximately 300,000 square feet of conference and convention space, and numerous world-class restaurants, nightclubs and bars, and pool and spa amenities;

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  The Vdara Hotel and Spa, a luxury condominium-hotel with 1,495 units;

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  The Veer Towers, 669 units in two towers consisting entirely of luxury residential condominium units;

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  Mandarin Oriental, Las Vegas, a 392-room non-gaming boutique hotel managed by luxury hotelier Mandarin Oriental Hotel Group, as well as 225 luxury residential units; and

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  The Crystals retail district with approximately 329,000 of currently leasable square feet of retail shops, dining, and entertainment venues.

        CityCenter is one of the world's largest green developments. Aria, Vdara, Crystals, Mandarin Oriental and Veer Towers have all received LEED Gold certification by the U.S. Green Building Council. CityCenter is connected to the Bellagio and Monte Carlo with a state-of-the-art people mover system.

    Bellagio

        Bellagio is widely recognized as one of the premier destination resorts in the world. Located at the heart of the Las Vegas Strip, Bellagio has earned the prestigious Five Diamond award from the American Automobile Association ("AAA") for the last ten years. The resort is richly decorated, including a conservatory filled with unique botanical displays that change with the seasons. At the front of Bellagio is an eight-acre lake featuring over 1,000 fountains that come alive at regular intervals in a choreographed ballet of water, music and lights. Bellagio offers 200,000 square feet of convention space for the discerning group planner. For both business and leisure customers, Bellagio's restaurants offer the finest choices, including Five Diamond award winners Picasso and Le Cirque. Leisure travelers can also enjoy Bellagio's expansive pool, world-class spa and Gallery of Fine Arts. Via Bellagio features luxury retail shops and restaurants. The Bellagio Tower standard rooms were remodeled in 2011.

        Bellagio features O, the timeless Cirque du Soleil production where world-class acrobats, synchronized swimmers, divers and characters perform in, on, and above water. Other entertainment options include the nightclub The Bank, Hyde Lounge overlooking the Bellagio fountains and several other unique bars and lounges. Bellagio is connected via a covered walkway with Vdara and by people mover to Crystals.

    MGM Grand Las Vegas

        MGM Grand Las Vegas, located on the corner of the Las Vegas Strip and Tropicana Avenue, is one of the largest casino resorts in the world, and is a recipient of the AAA's Four Diamond award. In addition to the standard room offerings, the resort also offers several unique room offerings, including: West Wing, an area offering boutique-style rooms; Skylofts, ultra-suites on the 29th floor featuring the ultimate in personal service and an AAA Five Diamond award winner; and the exclusive Mansion for premium gaming customers. MGM Grand Las Vegas features an extensive array of restaurants, including two restaurants by renowned chef Joël Robuchon—whose self-titled restaurant is an AAA Five Diamond award recipient and a recipient of a Michelin three-star rating—Craftsteak by Tom Colicchio, and NOBHILL and SeaBlue by Michael Mina. Other amenities include Tabu ultra lounge, numerous retail shopping outlets, a 380,000 square foot state-of-the-art conference center, a 90,000 square foot trade show pavilion, and an extensive pool and spa complex.

        MGM Grand Las Vegas features the spectacular show KÀ, by Cirque du Soleil, performed in a custom-designed theatre seating almost 2,000 guests. The MGM Grand Garden is a special events center with a seating capacity of over 16,000 that provides a venue for premier concerts, as well as championship boxing and other special events.

        The Signature at MGM Grand is a condominium-hotel development featuring three 576-unit towers, which we manage as a hotel for owners electing to rent their units.

    Mandalay Bay

        Mandalay Bay is the first major resort on the Las Vegas Strip to greet visitors arriving by automobile from Southern California. This AAA Four Diamond, resort features numerous restaurants, such as Charlie Palmer's Aureole, Wolfgang Puck's Trattoria Del Lupo, Hubert Keller's Fleur, and Michael Mina's Stripsteak. Mandalay Bay offers multiple entertainment venues that include a 12,000-seat special events arena, the House of Blues, and a 1,700-seat showroom which will become the home of the permanent Cirque du Soleil Michael Jackson production show scheduled to open in spring 2013. Additional nightlife amenities include: Minus 5, an ice lounge; and eyecandy, a sound lounge and bar located at the center of the casino floor. Mandalay Bay also features the Shark Reef, exhibiting sharks, other fascinating sea creatures and a Komodo dragon. Mandalay Bay features an expansive pool and beach area, which includes a 6,000 square foot casino, a large wave pool, and Moorea, a European-style "ultra" beach. The resort also features a 30,000 square-foot spa.

        Included within Mandalay Bay is a Four Seasons Hotel with its own lobby, restaurants and pool and spa, providing visitors with 11 years of AAA Five-Diamond-rated hospitality experience. THEhotel is an all-suite hotel tower within the Mandalay Bay complex. THEhotel includes its own spa and fitness center, a lounge and two restaurants, including Mix Las Vegas, created by famed chef Alain Ducasse and located on the top floor of THEhotel.

        The Mandalay Bay Conference Center is a convention and meeting complex adjacent to Mandalay Bay. The complex includes more than one million square feet of exhibit space. Including the Conference Center and Mandalay Bay's other convention areas, Mandalay Bay offers 1.7 million square feet of conference and exhibit space. Connecting Mandalay Bay to Luxor is The Shoppes at Mandalay Place, a retail center that includes approximately 90,000 square feet of retail space and restaurants by celebrity chefs Hubert Keller and Rick Moonen.

    The Mirage

        The Mirage is a luxurious, tropically-themed resort located on a site at the center of the Las Vegas Strip. The Mirage is recognized by AAA as a Four Diamond resort. The exterior of the resort is landscaped with palm trees, abundant foliage and more than five acres of lagoons and other water features centered around a recently renovated and enhanced volcano that erupts every evening at regular intervals, with flames that spectacularly illuminate the front of the resort. Inside the front entrance is an atrium with a tropical garden and additional water features capped by a 100-foot-high glass dome, which is designed to replicate the sights, sounds and fragrances of the South Seas. Located at the rear of the hotel, adjacent to the swimming pool area, Siegfried & Roy's Secret Garden and Dolphin Habitat, an attraction featuring bottlenose dolphins that allows guests to view the beautiful exotic animals of Siegfried & Roy, the world-famous illusionists.

        The Mirage features a wide array of restaurants, including Kokomos, Japonais, Fin, Stack, Onda Ristorante and Samba Brazilian Steakhouse. Casnual dining options include Cravings Buffet, Carnegie Deli, California Pizza Kitchen and BLT Burger by famed chef Laurent Tourondel. Entertainment at The Mirage features Love, by Cirque du Soleil, celebrating the musical legacy of The Beatles; celebrity impressionist and ventriloquist Terry Fator, winner of NBC's America's Got Talent competition; and The Mirage Aces of Comedy series featuring acts such as Daniel Tosh, Jay Leno, Ray Romano and others. Nightlife options at The Mirage include 1 OAK, the embodiment of sophistication and world-class service; a one-of-a-kind nightlife experience and the Beatles Revolution Lounge. The Mirage has numerous retail shopping outlets and 170,000 square feet of meetings and convention space, including the 90,000-square foot Mirage Events Center.

    Luxor

        Luxor is a pyramid-shaped hotel and casino complex situated between Mandalay Bay and Excalibur. Luxor offers 20,000 square feet of convention space, a 20,000-square-foot spa, and food and entertainment venues on three different levels beneath a soaring hotel atrium. Nightlife and dining at Luxor includes the 26,000 square foot LAX nightclub, CatHouse, featuring intimate décor and glamorous nightlife and Liquidity, an interactive bar located in the center of the pyramid. The Luxor is home to Titanic: The Artifacts Exhibition and Bodies... The Exhibition. Luxor also features the Cirque du Soleil production show CRISS ANGEL Believe, "Entertainer of the Year" prop comic Carrot Top, the parody production show Menopause the Musical and the adult dance revue Fantasy.

    Excalibur

        Excalibur is a castle-themed hotel and casino complex situated immediately north of Luxor at the corner of Las Vegas Boulevard and Tropicana Avenue. Entertainment options at Excalibur include the long-running Tournament of Kings dinner show, The Australian Bee Gees Show—A Tribute to the Bee Gees and the Thunder from Down Under male review. Excalibur's public areas include the Fun Dungeon, featuring the world famous Excalibur arcade and midway, and the Castle Walk, a shopping expedition featuring artisans' booths and specialty shops. In addition, Excalibur has several restaurants and bars including Dick's Last Resort, a wacky and wild, down to earth dining and entertainment option, Buca di Beppo, serving fresh, authentic Italian food and Lynyrd Skynyrd BBQ & Beer, a rock n' roll inspired creation of the classic American band featuring Texas-style BBQ and live entertainment. The property also features a 13,000 square foot spa. Excalibur, Luxor and Mandalay Bay are connected by a tram allowing guests to travel easily from resort to resort.

    New York-New York

        New York-New York is located at the corner of the Las Vegas Strip and Tropicana Avenue. Pedestrian bridges link New York-New York with both MGM Grand Las Vegas and Excalibur. The architecture at New York-New York replicates many of New York City's landmark buildings and icons, including the Statue of Liberty, the Empire State Building, the Brooklyn Bridge, and a Coney Island-style roller coaster. New York-New York also features several restaurants and numerous bars and lounges, including nationally recognized Coyote Ugly and Nine Fine Irishmen, an authentic Irish Pub.

New York-New York's nightlife and entertainment options include, RokVegas and Zumanity by Cirque du Soleil.

    Monte Carlo

        Monte Carlo is located on the Las Vegas Strip adjacent to New York-New York. Monte Carlo is an AAA Four Diamond award winner. The resort offers a variety of restaurant offerings, including fine dining at Andre's, The Pub featuring live entertainment, Diablo's Cantina, and Brand Steakhouse. Monte Carlo is also home to acclaimed dance crew Jabbawockeez. Other resort amenities include a health spa, and a beauty salon. Monte Carlo is connected to Aria via walkway and to Crystals via people mover through the Monte Carlo's "Street of Dreams" retail area.

    Circus Circus Las Vegas

        Circus Circus Las Vegas is situated on the north end of the Las Vegas Strip and features the Adventuredome, a five-acre indoor theme park, and the Midway, which houses performances by legendary world-class circus acts and provides amusement for all ages. Circus Circus is home to the Chuck Jones Experience, where guests can experience a 1930's-style movie theater, "Animation Alley," the Acme Workshop and a re-creation of Jones' studio where he worked and discovered some of his most famous characters such as Wile E. Coyote and Road Runner.

    Circus Circus Reno

        Circus Circus Reno is a circus-themed hotel and casino complex situated in downtown Reno, Nevada. Like its sister property in Las Vegas, Circus Circus Reno offers its guests a variety of circus acts performed daily, free of charge. A mezzanine area has a circus midway with carnival-style games and an arcade that offers a variety of amusements and electronic games. The property also has several restaurants, cocktail lounges, and retail shops.

    Silver Legacy

        We are a 50% participant with Eldorado Limited Liability Company in Circus and Eldorado Joint Venture, which owns and operates Silver Legacy, a hotel-casino and entertainment complex situated in downtown Reno, Nevada. Silver Legacy is located between Circus Circus Reno and the Eldorado Hotel & Casino, which is owned and operated by an affiliate of our joint venture partner at Silver Legacy. Silver Legacy is connected at the mezzanine level with Circus Circus Reno and the Eldorado by enclosed climate-controlled skyways above the streets between the respective properties. The resort's exterior is themed to evoke images of historical Reno. Silver Legacy features several restaurants and bars, a special events center, custom retail shops, a health spa and an outdoor pool and sun deck.

    Gold Strike

        Gold Strike is an "Old West"-themed hotel-casino located on the east side of Interstate-15 in Jean, Nevada. Jean is located approximately 25 miles south of Las Vegas and approximately 15 miles north of the California-Nevada state line. The property has, among other amenities, a swimming pool, several restaurants, a banquet center, two gas stations, a gift shop and an arcade. The casino has a stage bar with regularly scheduled live entertainment and a casino bar.

    Railroad Pass

        Railroad Pass is located in Henderson, Nevada; a suburb located southeast of Las Vegas, and is situated along US Highway 93, the direct route between Las Vegas and Phoenix, Arizona. The property includes, among other amenities, full-service restaurants, a buffet, a gift shop, a swimming pool and a banquet facility. In contrast with our other Nevada properties, Railroad Pass caters to local residents, particularly from Henderson and Boulder City.

    MGM Grand Detroit

        MGM Grand Detroit is one of three casinos licensed in Detroit, Michigan and is operated by MGM Grand Detroit, LLC. MGM Grand Detroit, Inc., our wholly-owned subsidiary, holds a controlling interest in MGM Grand Detroit, LLC. A minority interest in MGM Grand Detroit, LLC is held by Partners Detroit, LLC, a Michigan limited liability company composed of a group of Detroit city, community and business leaders. MGM Grand Detroit is the city's first and only downtown hotel, gaming, and entertainment destination built from the ground up. The resort features two restaurants by Michael Mina, the Wolfgang Puck Grille, exciting nightlife amenities, and a luxurious spa. Additional amenities include a private entrance and lobby for hotel guests and 30,000 square feet of meeting and events space.

    Beau Rivage

        Beau Rivage is located on a beachfront site where Interstate 110 meets the Gulf Coast in Biloxi, Mississippi. Beau Rivage blends world-class amenities with Southern hospitality and features elegantly remodeled guest rooms and suites, numerous restaurants, nightclubs and bars, a 1,550-seat theatre, an upscale shopping promenade, and a world-class spa and salon. The resort also has 50,000 square feet of convention space. Beau Rivage also features Fallen Oak, a world-class golf course designed by Tom Fazio, located approximately 20 miles from Beau Rivage.

    Gold Strike Tunica

        Gold Strike Tunica is a dockside casino located along the Mississippi River, 20 miles south of Memphis and approximately three miles west of Mississippi State Highway 61, a major north/south highway connecting Memphis with Tunica County. The property features an 800-seat showroom, the Chicago Steakhouse, a coffee shop, a buffet, a food court, several cocktail lounges, and 12,000 square feet of meeting space. Gold Strike Tunica is part of a three-casino development covering approximately 72 acres. The other two casinos are owned and operated by unaffiliated third parties.

    Grand Victoria

        We are a 50% participant with RBG, L.P. in an entity which owns Grand Victoria, a Victorian-themed riverboat casino and land-based entertainment complex in Elgin, Illinois, a suburb approximately 40 miles northwest of downtown Chicago. The riverboat offers dockside gaming, which means its operation is conducted at dockside without cruising. The property also features a dockside complex that contains an approximately 83,000-square-foot pavilion with a buffet, a fine dining restaurant and lounge, a 24-hour deli, a gourmet burger restaurant, a VIP lounge and a gift shop.

    MGM Macau

        We own 51% of MGM China Holdings Limited, an entity which indirectly owns MGM Macau, a hotel casino resort in Macau S.A.R. MGM Macau is an award-winning, five-star integrated casino and luxury hotel resort located on the Macau Peninsula, the center of gaming activity in the greater China region. The resort's focal point is the signature Grande Praca and features Portuguese-inspired architecture, dramatic landscapes and a glass ceiling rising over 80 feet above the floor of the resort. MGM Macau has over 1,000 slot machines, 427 gaming tables and multiple VIP and private gaming areas. The hotel comprises a 35-story tower with over 580 rooms, suites and private luxury villas. In addition, MGM Macau offers luxurious amenities, including a variety of diverse restaurants, world-class pool and spa facilities, and over 15,000 square feet of convertible convention space.

    Golf Courses

        We own and operate an exclusive world-class golf course, Shadow Creek, designed by Tom Fazio and located approximately ten miles north of our Las Vegas Strip resorts. Shadow Creek is consistently highly ranked in Golf Digest's ranking of America's 100 Greatest Public Courses. We also own the Primm Valley Golf Club designed by Tom Fazio located four miles south of the Primm Valley Resorts in California, which includes two 18-hole championship courses and is operated by a third party. In Mississippi, we own and operate Fallen Oak, a championship golf course also designed by Tom Fazio that is located approximately 20 miles from Beau Rivage.

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  EXHIBIT 99.1
DESCRIPTION OF OUR OPERATING RESORTS